UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Celladon Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

15117E107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117E107	13G	Page 2 of 9 Pages

1. Names of Reporting Persons. Enterprise Partners Management, LLC
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,921,034 shares of Common Stock (1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,921,034 shares of Common Stock (1)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,921,034 shares of Common Stock (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 8.2% (2)
12. Type of Reporting Person (see instructions) OO

__________

(1)	Consists of 883,674 shares of Common Stock held of record by EPV, 1,016,477 shares of Common Stock held of record by EPVI, warrants to purchase 8,581 shares of Common Stock held by EPV, warrants to purchase 8,581 shares of Common Stock held by EPVI, and warrants to purchase 3,721 shares of Common Stock held by EPM.
(2)	The percentage was calculated based upon 23,325,514 shares of Common Stock outstanding, calculated as follows: 23,304,631 shares of Common Stock outstanding as of October 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014, and an aggregate of 20,883 shares of Common Stock issuable upon exercise of warrants held by EPV, EPVI and EPM, all of which are exercisable within 60 days after December 31, 2014.

CUSIP No. 15117E107	13G	Page 3 of 9 Pages

1. Names of Reporting Persons. Enterprise Partners V Liquidating Trust
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 892,255 shares of Common Stock (3)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 892,255 shares of Common Stock (3)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 892,255 shares of Common Stock (3)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 3.8% (4)
12. Type of Reporting Person (see instructions) OO

__________

(3)	Consists of 883,674 shares of Common Stock held of record by EPV and warrants to purchase 8,581 shares of Common Stock held by EPV.
(4)	The percentage was calculated based upon 23,313,212 shares of Common Stock outstanding, calculated as follows: 23,304,631 shares of Common Stock outstanding as of October 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014, and 8,581 shares of Common Stock issuable upon exercise of warrants held by EPV, all of which are exercisable within 60 days after December 31, 2014.

CUSIP No. 15117E107	13G	Page 4 of 9 Pages

1. Names of Reporting Persons. Enterprise Partners VI Liquidating Trust
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,025,058 shares of Common Stock (5)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,025,058 shares of Common Stock (5)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,025,058 shares of Common Stock (5)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 4.4% (6)
12. Type of Reporting Person (see instructions) OO

__________

(5)	Consists of 1,016,477 shares of Common Stock held of record by EPVI and warrants to purchase 8,581 shares of Common Stock held by EPVI.
(6)	The percentage was calculated based upon 23,313,212 shares of Common Stock outstanding, calculated as follows: 23,304,631 shares of Common Stock outstanding as of October 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014, and 8,581 shares of Common Stock issuable upon exercise of warrants held by EPVI, all of which are exercisable within 60 days after December 31, 2014.

CUSIP No. 15117E107	13G	Page 5 of 9 Pages

1. Names of Reporting Persons. Carl L. Eibl
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 25,017 shares of Common Stock (7)
6. Shared Voting Power 1,921,034 shares of Common Stock (8)
7. Sole Dispositive Power 25,017 shares of Common Stock (7)
8. Shared Dispositive Power 1,921,034 shares of Common Stock (8)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,946,051 shares of Common Stock (7)(8)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 8.3% (9)
12. Type of Reporting Person (see instructions) IN

__________

(7)	Consists of 25,017 shares of Common Stock held of record by the Eibl Family Trust U/D/T 6/2/97, of which Carl L. Eibl serves as the sole trustee.
(8)	Consists of 883,674 shares of Common Stock held of record by EPV, 1,016,477 shares of Common Stock held of record by EPVI, warrants to purchase 8,581 shares of Common Stock held by EPV, warrants to purchase 8,581 shares of Common Stock held by EPVI, and warrants to purchase 3,721 shares of Common Stock held by EPM.
(9)	The percentage was calculated based upon 23,325,514 shares of Common Stock outstanding, calculated as follows: 23,304,631 shares of Common Stock outstanding as of October 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014, and an aggregate of 20,883 shares of Common Stock issuable upon exercise of warrants held by EPV, EPVI and EPM, all of which are exercisable within 60 days after December 31, 2014.

CUSIP No. 15117E107	13G	Page 6 of 9 Pages

1. Names of Reporting Persons. Andrew E. Senyei
2. Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 25,016 shares of Common Stock (10)
6. Shared Voting Power 1,921,034 shares of Common Stock (11)
7. Sole Dispositive Power 25,016 shares of Common Stock (10)
8. Shared Dispositive Power 1,921,034 shares of Common Stock (11)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,946,050 shares of Common Stock (10)(11)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11. Percent of Class Represented by Amount in Row 9 8.3% (12)
12. Type of Reporting Person (see instructions) IN

__________

(10)	Consists of 25,016 shares of Common Stock held of record by the Senyei Family Trust U/D/T 4/20/95, of which Andrew E. Senyei serves as the sole trustee.
(11)	Consists of 883,674 shares of Common Stock held of record by EPV, 1,016,477 shares of Common Stock held of record by EPVI, warrants to purchase 8,581 shares of Common Stock held by EPV, warrants to purchase 8,581 shares of Common Stock held by EPVI, and warrants to purchase 3,721 shares of Common Stock held by EPM.
(12)	The percentage was calculated based upon 23,325,514 shares of Common Stock outstanding, calculated as follows: 23,304,631 shares of Common Stock outstanding as of October 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014, and an aggregate of 20,883 shares of Common Stock issuable upon exercise of warrants held by EPV, EPVI and EPM, all of which are exercisable within 60 days after December 31, 2014.

Item 1(a).	Name of Issuer:

Celladon Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

11988 El Camino Real, Suite 650

San Diego, California 92130

Item 2(a).	Name of Person Filing:

This Schedule 13G (the “Statement”) is being jointly filed by the following reporting persons (each a ‘Reporting Person” and collectively the “Reporting Persons”): Enterprise Partners V Liquidating Trust (“EPV”); Enterprise Partners VI Liquidating Trust (“EPVI”); each of EPV’s and EPVI’s sole trustee, Enterprise Partners Management, LLC (“EPM”); and EPM’s managing directors, Carl L. Eibl and Andrew E. Senyei.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 27, 2015, a copy of which is filed with the Statement, pursuant to which the Reporting Persons have agreed to file the Statement and all amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 2223 Avenida De La Playa, Suite 104, La Jolla, California 92037.

Item 2(c).	Citizenship:

See Item 4 of each cover page for each Reporting Person.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock).

Item 2(e).	CUSIP Number:

15117E1073.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The approximate percentages of the Issuer’s common stock reported as beneficially owned by each Reporting Person is based upon 23,304,631 shares of Common Stock outstanding as of October 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person.

7

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2015

ENTERPRISE PARTNERS V LIQUIDATING TRUST

By:	ENTERPRISE PARTNERS MANAGEMENT, LLC
Its:	Trustee

By:	/s/ Carl L. Eibl
Carl L. Eibl, Managing Director

ENTERPRISE PARTNERS VI LIQUIDATING TRUST

By:	ENTERPRISE PARTNERS MANAGEMENT, LLC
Its:	Trustee

By:	/s/ Carl L. Eibl
Carl L. Eibl, Managing Member

ENTERPRISE PARTNERS MANAGEMENT, LLC

By:	/s/ Carl L. Eibl
Carl L. Eibl, Managing Member

/s/ Carl L. Eibl
Carl L. Eibl

/s/ Andrew E. Senyei
Andrew E. Senyei

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EXHIBIT INDEX

Exhibit 1: Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

10